Exhibit 99.90

VICINITY MOTOR CORP.

(Formerly GRANDE WEST TRANSPORTATION GROUP INC.)

Management Discussion and Analysis

For the year ended December 31, 2020

Introduction

This Management Discussion and Analysis (“MD&A”) relates to the financial condition and results of the operations of Vicinity Motor Corp. (“Vicinity”, “VMC” or the “Company”) together with its subsidiaries and is supplemental to, and should be read in conjunction with, Vicinity’s audited consolidated financial statements for the year ended December 31, 2020 (including notes) (the “financial statements”). Readers are cautioned that this MD&A contains forward-looking statements and that actual events may vary from management’s expectations. Vicinity’s public disclosure statements are available on SEDAR at www.sedar.com. The financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”). All figures are expressed in Canadian dollars except where otherwise indicated. This MD&A has been prepared as of March 30, 2021. All amounts are in thousands of Canadian dollars, except share and per share information or where otherwise noted.

Cautionary Statement on Forward-Looking Information

This document includes certain “forward-looking information” and “forward-looking statements” (collectively “forward-looking statements”) within the meaning of applicable Canadian securities legislation. All statements, other than statements of historical fact, included herein, without limitation, statements relating to the future operating or financial performance of Vicinity, are forward-looking statements. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “intends”, “estimates”, “potential”, “possible”, and similar expressions, or statements that events, conditions, or results “will”, “may”, “could”, or “should” occur or be achieved.

These forward-looking statements may include statements regarding the perceived merit of the product offered by Vicinity; sales estimates; manufacturing capabilities; capital expenditures; timelines; strategic plans; market prices for parts and material; or other statements that are not statements of fact. Forward looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements.

Important factors that could cause actual results to differ materially from Vicinity’s expectations include the uncertainties involving the need for additional financing to market Vicinity’s products and provide after-sales maintenance and support services to Vicinity’s customers; access to adequate services and supplies to operate Vicinity’s business; availability of financing in the debt and capital markets; the need to obtain governmental approvals; unexpected cost increases, which could include increases in estimated capital and operating costs; fluctuations in price of materials used in the manufacture of our products and currency exchange rates; availability of a qualified work force; customers’ reliance on funding from various levels of government to purchase our products; fuel shortages and fuel prices; competitors’ ability to develop competing products; our ultimate ability to develop, manufacture and sell Vicinity’s products on economically favorable terms; and other risk and uncertainties disclosed in Vicinity’s reports and documents filed with applicable securities regulatory authorities from time to time. Vicinity’s forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made. Vicinity assumes no obligation to update the forward-looking statements or beliefs, opinions, projections, or other factors, should they change, except as required by law.

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About Vicinity

Vicinity Motor Corp. (formerly Grande West Transportation Group Inc.) is a Canadian company that is a leading supplier of electric, CNG, gas and clean-diesel buses for both public and commercial enterprise use in the U.S and Canada. The Company’s flagship line of Vicinity™ buses, which maintain a dominant market share in Canada, are produced by the Company’s world-class manufacturing partners or at the soon to be completed Buy America Act compliant assembly facility in Washington state. VMC’s innovative Vicinity Lightning™ EV bus, enabled through a tier-1 strategic supply agreement with BMW batteries and components, seeks to lead the global transition to more sustainable transit vehicles in the private and public markets.

Up to March 29, 2021, Vicinity traded on the TSX Venture exchange under the symbol BUS. Subsequent to March 29, 2021, Vicinity trades on the TSX Venture exchange under the symbol VMC and the US OTCQX under the symbol BUSXF.

Fourth Quarter and Yearly 2020 Highlights

●	Bus, aftermarket parts and other revenue for the three months ended December 31, 2020 of $4,477 compared to $5,431 for the three months ended December 31, 2019
●	Net loss for the three months ended December 31, 2020 of $568 compared to net loss of $1,759 for the three months ended December 31, 2019
●	Adjusted EBITDA for the three months ended December 31, 2020 of $181 compared to an adjusted EBITDA loss of $828 for the three months ended December 31, 2019 (see “Non-GAAP Measures”)
●	Deliveries of six Vicinity buses for the three months ended December 31, 2020 compared to ten for the three months ended December 31, 2019
●	Bus, aftermarket parts and other revenue of $26,069 for the year ended December 31, 2020 compared to $24,648 for the year ended December 31, 2019
●	Adjusted EBITDA loss of $2,250 for the year ended December 31, 2020 compared to an adjusted EBITDA loss of $2,400 for the year ended December 31, 2019 (see “Non-GAAP Measures”)
●	Net loss of $4,402 for the year ended December 31, 2020 compared to a net loss of $4,985 for the year ended December 31, 2019
●	Deliveries of 55 Vicinity buses for the year ended December 31, 2020 compared to 45 buses delivered for the year ended December 31, 2019
●	Deliveries for a large order originally planned for 2020 were shifted to 2021 due to unexpected COVID 19 delays at the manufacturing facilities and shipping companies. These orders will still be within the customer’s expected timelines for delivery.

The Company reports results for the three months ended December 31, 2020 of six Vicinity buses delivered, revenue of $4,477, net loss of $568 and gross margin of $2,187 which was 49% of revenue. Results for the fourth quarter of 2019 were ten buses delivered, revenue of $5,430, net loss of $1,759 and gross margin of $698, which was 13% of revenue. The revenue and gross margin for the three months ended December 31, 2020 were positively affected by $668 for the recognition that the Company no longer has the obligation or intent to deliver 3 out of 8 future buses recorded in deferred revenue from a 2017 contract. In addition, gross margin was positively impacted by sales mix.

The Company reports results for the year ended December 31, 2020 of 55 Vicinity buses delivered, revenue of $26,069, net loss of $4,402 and gross margin of $3,342. Results for the year ended December 31, 2019 were 45 buses delivered, revenue of $24,648, net loss of $4,985 and gross margin of $4,338. Gross margin for the year ended December 31, 2020 was 13% of revenue compared to 18% in 2019. Margins for 2020 were negatively affected by sales mix. In 2020, 34 buses were sold to a low margin customer at the end of a five-year contract, eight buses were sold at low margin for marketing and liquidity purposes at the beginning of the pandemic, and the first Buy America compliant buses were delivered at expected lower initial margins. Margins beyond 2020 are expected to be more in line with historical margins realized in 2018 and 2019. The margins realized in the U.S. are expected to increase over time with experience similar to the evolution of margins realized on Canadian sales.

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Business Overview

Corporate Update

Vicinity Motor Corp., a leading supplier of electric, CNG, gas and clean diesel buses, has delivered over 500 buses in the Canadian and US markets. The Company is the market leader in the mid-size bus category in Canada where it sells its Vicinity branded buses.

“Although 2020 was a challenging year with COVID related delays, we were able to ensure ongoing liquidity through delivering on existing orders, renegotiating credit facilities, and product line expansion.” said William Trainer, Vicinity President and CEO. “Our new 28 foot medium-duty crossover bus, the Vicinity LT, is now available in electric propulsion (“EV”) and gasoline versions for purchase and delivery in 2021. The EV design, the Vicinity Lightning, includes world class technology which integrates a BMW battery system utilizing proven, existing automotive technology. The development and production of a mid-sized, low floor, fully electric transit bus with proven, readily available technology that can accommodate up to four wheelchair positions is a huge step forward for our Company and the transit industry. The Vicinity Lightning EV has received its first order with further additional customer orders expected shortly. 25 Vicinity Lightning EV buses are currently in the production phase to meet near-term anticipated demand.

“A significant amount of business has been shifted from 2020 into 2021 due to unexpected delays in manufacturing and shipping in the last half of the year due to COVID related issues. Vicinity expects to deliver a total of over 100 buses in the first and second quarters of 2021 with existing scheduled deliveries.

“In addition to recent sales momentum, several recent developments are positioning us for the growth ahead. We have strengthened our management team with the addition of Manuel Achadinha as Chief Operating Officer and initiated the development of our Washington State manufacturing plant and U.S. headquarters with operations expected to commence in 2021. In his new role, Mr. Achadinha will drive innovation and efficiency to maximize our operations and engineering teams, position the build of the Washington manufacturing facility to support optimal output and scale, and increase overall productivity in the organization.

“Finally, on March 24, at a Special Meeting of Shareholders, the Company changed its name from Grande West Transportation Group to Vicinity Motor Corp. and approved a 3:1 share consolidation in preparations for a proposed Nasdaq listing. The Company continues to gain significant momentum and the outlook for Vicinity remains positive. We look forward to continuing to create sustainable value for our shareholders and stakeholders,” concluded Mr. Trainer.

Recent Developments

In February of 2020, the Company announced that it received a new contract from its U.S. distributor, Atlanta-based Alliance Bus Group (“ABG”) for new bus orders with a value of approximately $40M CAD. Vicinity will deliver the Purpose-Built Vicinity Buses in the fourth quarter of 2020 and first half of 2021. The new buses will replace an old fleet currently operating throughout multiple locations in the USA with a world class business and bus operator.

In October of 2020, the Company renewed its revolving credit facility agreement for a three-year term with a financial institution for a maximum amount of $20 million. The credit facility bears interest at a rate of 0.75% - 1% plus Canadian prime rate for loans denominated in Canadian dollars and 0.75% - 1% plus U.S. prime rate for loans denominated in U.S. dollars. Per the terms of the agreement, the Company must maintain a fixed charge coverage ratio if the Company borrows over 75% of the available facility.

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In November of 2020, the Company announced a partnership with LION Smart GmbH to integrate BMW technology as its electric vehicle solution. The contract between Vicinity Transportation and Lion Smart includes engineering services covering software, mechanical and electrical adaptation, battery management and the integration of 400V BMW battery packs into the Vicinity LT EV, the Vicinity Lightning.

The first deliveries of the Vicinity Lightning are scheduled for 2021.

In November of 2020, the Company announced a partnership with hofer powertrain, a German drivetrain system supplier, to integrate the electric vehicle powertrain and management solution into its Vicinity EV buses. This partnership will allow Vicinity to expedite Vicinity EV production to customers for 2021 deliveries.

In November of 2020, the Company closed a private placement for 8,659,118 units at a price of $1.00 per unit. Each unit is comprised of one common share of the Company and one-half of one share purchase warrant. Each warrant will allow the holder to acquire an additional common share of the Company at a price of $1.50 per share for a period of two years from the date of closing of the placement.

In February of 2021, the Company announced the addition of ABC Companies, a leading provider of motorcoach, transit and specialty passenger transport equipment in the USA and Canada, as a distributor in the U.S. This partnership will allow Vicinity to continue to expand its product portfolio aggressively into the U.S. market including its EV products where ABC has a well-established sales network.

In March of 2021, the Company announced the hiring of Manuel Achadinha as Chief Operating Officer. For over 25 years, Mr. Achadinha has built a reputation within the transportation industry for his strong work ethic, results-oriented drive and exceptional ability to forge and maintain strategic alliances. Mr. Achadinha was previously President and CEO of BC Transit from 2008 to 2018, where he led the development and implementation of BC Transit’s evolving business strategy. Mr. Achadinha has also held the position of Vice President, Terminal Operations, at BC Ferry Services Inc., where he was responsible for overseeing the operations of 48 terminals along the coast of British Columbia.

In March of 2021, the Company changed its name from Grande West Transportation Group to Vicinity Motor Corp. Concurrent with this, the Company completed a 3:1 share consolidation in preparation for a proposed Nasdaq listing.

COVID-19 Update

In response to the COVID-19 pandemic and global market volatility, the Company has activated robust business continuity plans to minimize disruptions to business and to adapt to evolving market conditions. The Company’s top priority is the health and safety of its staff, customers, and the communities in which it operates. Vicinity has taken appropriate precautions in this regard and has continued to deliver parts and services to meet its customers’ needs. The Company is following the advice of health authorities in each jurisdiction where it operates. Vicinity has implemented social distancing, team separation, and extensive work-from-home initiatives, as well as eliminated all non-essential travel.

Management is monitoring the situation very closely and is evaluating the impact the virus will have on the Company’s delivery schedule. Some expected 2020 sales to private operators have been delayed as a result of the pandemic. Delays due to COVID-19 at our suppliers and a lack of available shipping containers shifted a portion of large orders originally expected to be delivered in 2020 into the first and second quarters of 2021. The Company’s manufacturing partners overseas are operating and currently producing to meet the Company’s needs. Our U.S. manufacturing partner temporarily idled operations and travel between Canada and the U.S has been severely limited further affecting our U.S. production. Although deliveries out of the U.S. may be delayed, the purchase orders are firm and remaining orders are still targeted to be delivered in 2021.

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Our supply chain is currently able to provide us with the necessary components for production and aftermarket part sales but there is a risk of potential disruptions. Our aftermarket parts division will continue operating and servicing all our customers.

The Company remains well-positioned to serve its customers. As conditions evolve, Vicinity will adjust plans to align with business continuity protocols and ensure employee, customer, and community health and safety are the highest priority. Our credit line has remained active, allowing the Company access to capital, however Vicinity recognizes that the effects of the COVID-19 pandemic and government or customer reactions could ultimately be materially disruptive.

Vicinity is taking significant actions to control where it can, particularly surrounding costs and capital investments. The Company started reductions with senior management, where salaries were reduced effective April 1, 2020 and remained in place until December of 2020. The Company has also implemented strict cost containment measures throughout the organization, including temporarily freezing recruiting activities and minimizing all discretionary costs. Vicinity is taking proactive measures to actively control working capital and retain cash throughout the COVID-19 crisis.

The Canadian Government has implemented policies giving aid to businesses due to COVID-19, as a result the Company has received $544 in aid during the year ended December 31, 2020 which was recognized as a decrease in salary expenses in SG&A and cost of sales.

William Trainer, President and CEO of Vicinity stated, “We continue to monitor the COVID-19 situation closely and we are responding swiftly and effectively to protect the interests of our stakeholders. I am confident that our skilled and loyal workforce, the diversification and strength of our business model, and our strong partner relationship will position us well to navigate the current environment.”

Outlook

Management expects to maintain its strong market segment leadership position in Canada and continue to make progress in the U.S. with private operators and public transit agencies. The external pressures to “right size” vehicles for its application and ridership levels along with the availability of funding in Canada and the U.S. create an ideal environment for Vicinity to prosper. Once we are through the current COVID 19 pandemic, the outlook for Vicinity, including significant growth in the U.S., remains very positive.

During 2017 and 2018, the Company achieved record revenues. We experienced a decline in the backlog during 2018 mainly due to lower order intake, which negatively impacted 2019 results. Bid activity during 2019 was significantly higher than in 2018, which has translated into 2020 and 2021 sales. Delays due to COVID-19 have pushed a large portion of expected 2020 deliveries into 2021. We are maintaining our strong leadership position in our market segment in Canada and we continue to make progress in the U.S. market. During 2020 we completed and delivered seven of our first Buy America orders. We have received further Buy America orders for deliveries starting in 2021. We expect to deliver over 100 buses in the first two quarters of 2021 based on current production and delivery schedules.

Approved funding for transit in the U.S. and Canada prior to the pandemic was high. During the pandemic, government support for transit has remained strong in both the U.S. and Canada with both countries approving emergency funding for transit as a result of COVID-19. In Canada, dedicated funding of $1.8 billion for public transit has been included in the safe restart agreement among the federal, provincial, and territorial governments. In the U.S. the Federal government extended the funding for the Fixing America’s Surface Transportation Act (“FAST Act”) which includes $12.3 billion for transit programs through 2021.

The governments of both countries are also committing billions in investments in transit and zero emission transit solutions. In October of 2020, the Canadian federal government announced $1.5 billion in financing through the Canada Infrastructure Bank to support the adoption of zero emission buses and charging infrastructure over 24 to 36 months. In February of 2021, the Canadian government announced $14.9 billion to be invested in Canadian public transit, including $5.9 billion in dedicated project funds starting in 2021, and ongoing permanent funding of $3 billion per year beginning in 2026-2027.

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In the U.S., the proposed successor to the FAST ACT, the Investing in a New Vision for the Environment and Surface Transportation in America Act (“INVEST in America Act”) drafted in 2020 includes $105 billion for transit capital purchases, including a five-time increase in funding for zero-emission buses from the previous FAST Act.

The medium and long-term recovery of the Company’s end markets from the COVID-19 pandemic are currently unknown but are expected to be dependent on government support, COVID-19 case rates, manufacturing and supply chain capabilities, travel restrictions and economic reopening activity. The Company has implemented a robust risk management process to ensure the health and safety of its employees and continued access to supply chain materials, but the ongoing nature of the pandemic may adversely impact results in the future.

Part of our strategic plan is the expansion of our product line through the recent additions of a 100% zero emission electric propulsion system to our existing Vicinity bus models and the Vicinity LT bus model to our product lineup. The Vicinity electric bus will place Vicinity in an excellent position to capture market share as the demand for zero emissions buses grows. Our smaller LT bus model will provide Vicinity access to the high-end cutaway bus market segment. Municipalities of all sizes across Canada and the U.S. along with private operators in multiple sectors are looking for a more robust low floor accessible bus to replace their cutaways.

Aftermarket parts sales are expected to continue to increase as Vicinity bus fleets get older and new vehicles are placed into service.

Tariffs and Surtaxes

Management continues to closely monitor negotiations and ongoing global trade discussions which may influence the Company. We are implementing purchasing, shipping and assembly modifications to best adapt to the current trade environment and strengthening our U.S.-based operations and component sourcing.

Management currently expects an immaterial impact for 2020 for any market increases for our current deliverables. Any future component cost increases should be substantially recoverable through new RFPs or through producer price index (PPI) mechanisms in multiyear contracts.

Non-GAAP Financial Measures

The non-GAAP financial measures presented do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be directly comparable to similar measures presented by other issuers. The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These non-GAAP measures should be read in conjunction with our consolidated financial statements.

Non-GAAP financial measure - Adjusted EBITDA

Management believes that Adjusted EBITDA is an important measure in evaluating the historical operating performance of the Company. However, Adjusted EBITDA is not a recognized earnings measure under IFRS and does not have a standardized meaning prescribed by IFRS. Accordingly, Adjusted EBITDA may not be comparable to similar measures presented by other issuers. Readers of this MD&A are cautioned that Adjusted EBITDA should not be construed as an alternative to net earnings or loss determined in accordance with IFRS as indicators of the Company’s performance, or cash flows from operating activities determined in accordance with IFRS as a measure of liquidity and cash flow. The Company defines and has computed adjusted EBITDA as earnings before interest, income taxes, depreciation and amortization, foreign exchange gains or losses, non-operating income and expenses, and share based compensation.

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The following table reconciles net earnings or losses to Adjusted EBITDA based on the consolidated financial statements of the Company for the periods indicated.

	3 months ended	3 months ended	Year ended	Year ended
(Canadian dollars in thousands - unaudited)	December 31, 2020	December 31, 2019	December 31, 2020	December 31, 2019
	$	$	$	$
Net Comprehensive loss	(568)	(1,759)	(4,402)	(4,985)
Add back
Stock based compensation	559	221	963	640
Interest	165	165	730	701
Foreign exchange (gain) loss	(421)	119	(725)	55
Loss on disposal	99	116	99	116
Income tax expense	98	59	98	59
Amortization	249	251	987	1,014
Adjusted EBITDA	181	(828)	(2,250)	(2,400)

Non-GAAP financial measure – working capital

Working capital is a non-GAAP measure calculated as current assets less current liabilities. Working capital does not have any standardized meaning prescribed by IFRS and is therefore unlikely to be comparable to similar measures presented by other companies.

Non-GAAP financial measure – gross margin

Gross margin is a non-GAAP measure calculated as the difference between revenue and cost of sales. Gross margin expressed as a percentage is calculated as the difference between revenue and cost of sales, divided by revenue.

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Summary of Quarterly Results

The following selected financial information is derived from financial statements of the Company. The information has been prepared by management in accordance with IFRS and is stated in Canadian dollars.

(Canadian dollars in thousands, except earning per share - unaudited)	Q4 2020	Q3 2020	Q2 2020	Q1 2020	Q4 2019	Q3 2019	Q2 2019	Q1 2019
	$	$	$	$	$	$	$	$

Revenue	4,477	8,921	8,702	3,968	5,431	1,606	11,879	5,733
Gross margin	2,187	566	497	92	698	(42)	2,342	1,340
Net (loss) income	(568)	(1,309)	(795)	(1,730)	(1,759)	(2,111)	(435)	(680)
Basic and diluted earnings (loss) per share(1)	(0.02)	(0.05)	(0.03)	(0.07)	(0.07)	(0.09)	(0.02)	(0.03)
Cash and cash equivalents	1,283	1,286	441	2,960	757	521	4,421	248
Working capital	16,694	10,052	10,810	11,244	12,209	14,046	16,373	16,432
Total assets	47,036	32,709	38,686	32,645	36,904	32,076	35,643	39,171
Non-current financial liabilities	534	1,669	1,626	1,552	1,634	2,567	2,670	2,685

(1)	Basic and diluted earnings (loss) per share have been retrospectively adjusted to give effect to the 3 to 1 share consolidation effective March 29, 2021.

Variability of revenues, gross margin, and net income (loss) over the past 8 quarters is mainly driven by the timing of delivery of buses.

Three Months Ended December 31, 2020 Earnings Review

	3 months ended	3 months ended
(Canadian dollars in thousands, except earnings per share-unaudited)	December 31, 2020	December 31, 2019
	$	$

Revenue	4,477	5,431
Gross margin	2,187	698
Net (loss) income	(568)	(1,759)
Basic and diluted earnings (loss) per share(2)	(0.02)	(0.07)

(2)	Basic and diluted earnings (loss) per share have been retrospectively adjusted to give effect to the 3 to 1 share consolidation effective March 29, 2021.

Revenue

Revenue for the three months ended December 31, 2020 was $4,477 compared to $5,431 for the three months ended December 31, 2019, representing a 18% decrease. This represented six deliveries versus 10 deliveries in the previous period. Certain deliveries that were scheduled for the fourth quarter of 2020 have been delayed but are still within our customer’s expected timelines for delivery. The revenue for 2020 was positively affected by $668 for the recognition that the Company no longer has the obligation or intent to deliver 3 out of 8 future buses recorded in deferred revenue from a 2017 contract. The average sales price per bus varies with customers and product mix.

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Gross Margin

Gross margin for bus sales and other revenue for the three months ended December 31, 2020 was $2,187 or 49% of revenue as compared to the three months ended December 31, 2019, which had a gross margin of $698 or 13%. The margin in the fourth quarter of 2020 was positively affected by the reassessment of manufacturing costs from a supplier and a change in estimated liability for a deferred revenue contract from 2017 for delivery of future buses, partially offset by a loss on disposal on the sale of two leased buses. The net effect of these items was approximately $1,303. The buses sold at a loss had previously been leased to customers and have generated revenue in their years of service in excess of their actual cost to Vicinity. The gross margin percentage for the three months ended December 31, 2020 was also positively affected by product mix when compared to the prior year period.

Year Ended December 31, 2020 Earnings Review

	Year ended	Year ended
(Canadian dollars in thousands, except earnings per share- unaudited)	December 31, 2020	December 31, 2019
	$	$

Revenue	26,069	24,648
Gross margin	3,342	4,338
Net income (loss)	(4,402)	(4,985)
Basic and diluted earnings (loss) per share(1)	(0.17)	(0.21)

(1)	Basic and diluted earnings (loss) per share have been retrospectively adjusted to give effect to the 3 to 1 share consolidation effective March 29, 2021.

Revenue

During the year ended December 31, 2020, the Company sold 55 Vicinity buses compared to the year ended December 31, 2019 where the Company sold 45 Vicinity buses. Revenue from bus sales was $21,666 for the year ended December 31, 2020 compared to $19,937 for the year ended December 31, 2019. Average sales price per bus varies with customers and product mix. Revenue from the sales of parts and other sources was $4,403 for the year ended December 31, 2020 compared to $4,711 for the year ended December 31, 2019. Revenue from parts sales slowed during the pandemic but are expected to increase into 2021.

Gross Margin

Gross margin for bus sales and other revenue for the year ended December 31, 2020 was $3,342 or 13% of revenue as compared to the year ended December 31, 2019, which had a gross margin of $4,338 or 18% of revenue. Gross margin decreased in 2020 compared to the prior year mainly due to product mix partially offset by a positive adjustment in the fourth quarter of 2020 for a change in estimated liability for delivery of future buses for a deferred revenue contract from 2017. In 2020, 34 buses were sold to a low margin customer at the end of a five-year contract and eight buses were sold at low margin for marketing and liquidity purposes at the beginning of the pandemic. The initial Buy America compliant buses were delivered in 2020, which also had a lower margin than historical sales in Canada. The margins realized in the U.S. are expected to increase over time with experience similar to the evolution of margins realized on Canadian sales.

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Net Income (Loss)

Net loss for the year ended December 31, 2020 was $4,402 compared to the net loss for the year ended December 31, 2019 of $4,985. The increase in net income is a result of SG&A savings of $1,206 in 2020 vs 2019, offset by lower overall bus margins in 2020 due to product mix. The decrease in SG&A for 2020 when compared to 2019 is mainly attributed to the elimination of external commissions in Canada that took effect in late 2019, a reduction in salaries due to government subsidies and a reduction in travel expenses for 2020.

Liquidity and Selected Cash Flow Items

	December 31, 2020	December 31, 2019
(Canadian dollars in thousands - unaudited)	$	$

Cash and cash equivalents	1,283	757
Working capital	16,694	12,209
Total assets	47,036	36,905
Non-current financial liabilities	534	1,634

Vicinity has working capital of $16,694 as of December 31, 2020 compared to working capital at December 31, 2019 of $12,209. Working capital has increased due to a private placement of common shares which offset the negative results from operations. Vicinity had a cash and cash equivalents balance of $1,283 as at December 31, 2020 compared to $757 as at December 31, 2019.

Cash used in operating activities during the year ended December 31, 2020 was $7,656 compared to cash used of $3,776 during the year ended December 31, 2019. The decrease of $3,880 from the previous year was mainly due to the change in non-cash working capital items.

As at December 31, 2020, financing activities provided cash of $9,359 compared to the year ended December 31, 2019, where financing activities provided cash of $2,056.

Financial Instruments

Fair values

The Company’s financial instruments include cash and cash equivalents, restricted cash, trade and other receivables, derivative financial instruments, accounts payable, credit facility, current and long-term loans, convertible debt and lease obligations. The carrying amounts of these financial instruments are a reasonable estimate of their fair values because of their current nature and current market rates for similar financial instruments.

Derivative financial instruments are the only instruments measured at fair value through profit and loss in accordance with IFRS 9 – Financial Instruments, which requires the classification of financial instruments within a hierarchy that prioritizes the inputs to fair value measurement. The Company uses derivative financial instruments to reduce its exposure to risks associated with fluctuations in foreign exchange rates.

Interest Rate and Credit Risk

The Company is exposed to interest rate risk on its bank loans to the extent that its credit facilities are based on Canadian and US prime rates of interests.

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Financial instruments that potentially subject the Company to concentrations of credit risks consist principally of cash and cash equivalents, restricted cash, and trade and other receivables. To minimize the credit risk, the Company places these instruments with high credit quality financial institutions located in Canada and the United States.

As at December 31, 2020, $1,875 of the Company’s trade receivables are considered past due (more than 31 days old), of this amount $346 has been collected subsequent to year end, $1,235 has offsetting accounts payable with the same customer. The remaining $294 is expected to be fully collected.

Currency Risk

The Company generates revenues and incurs expenses with customers and suppliers which operate using US dollars and is therefore exposed to the resulting risk from changes in foreign currency exchange rates. In addition, the Company holds financial assets and liabilities in US dollars that expose the Company to foreign exchange risks. A significant change in the currency exchange rates between the Canadian Dollar relative to the US dollar could have an effect on the Company’s results of operations, financial position and/or cash flows.

Whenever possible the Company tries to match US dollar revenue and cash flows to US dollar expenses to minimize exposure to fluctuations in exchange rates.

At December 31, 2020, the Company had cash of $1,068 (December 31, 2019 - $947), accounts receivable of $1,708 (December 31, 2019 - $1,640) and accounts payable of $8,546 (December 31, 2019 - $2,239), which were denominated in US Dollars.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company’s objective to managing liquidity risk is to ensure that it has sufficient liquidity available to meet its liabilities when due. The Company uses cash to settle its financial obligations as they fall due. The ability to do this relies on the Company collecting its trade receivables in a timely manner and maintaining sufficient cash on hand through debt financing.

The following are the contractual maturities of financial liabilities:

	Carrying	Contractual	Within	1 to	2 to	3 to
	Amount	Cash Flows	1 year	2 years	3 years	6 years
	$	$	$	$	$	$
At December 31, 2020
Accounts payable	12,908	(12,908)	(12,908)	—	—	—
Current debt facilities	2,532	(2,532)	(2,532)	—	—	—
Credit facility	5,759	(5,786)	(5,786)	—	—	—
Other long-term liabilities	553	(572)	(289)	(165)	(62)	(56)

Total	21,752	(21,798)	(21,515)	(165)	(62)	(56)

Sensitivity analysis

The Company’s borrowings under the existing credit facility are at variable rates of interest and expose the Company to interest rate risk. The Company has completed a sensitivity analysis to estimate the impact on comprehensive income which a change in interest rates at and during the year ended December 31, 2020 would have had on the Company. The result of this sensitivity analysis indicates that a 500 basis point increase (decrease) in the prime interest rates would not have a material impact.

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The sensitivity analysis includes the assumption that changes in individual foreign exchange rates do not cause foreign exchange rates in other countries to alter.

The result of this sensitivity analysis indicates that a 10% increase (decrease) in the average value of the US Dollar during the period would have resulted in an increase (decrease) in net income of approximately $735 (December 31, 2019 – $45).

The financial position of the Company may vary at the time that a change in the foreign exchange rate occurs, causing the impact on the Company’s results to be affected accordingly.

Capital Management

The Company’s objectives when managing capital are:

●	to safeguard the Company’s ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders, and
●	to provide an adequate return to shareholders through expansion correspondingly to the level of risk.

The Company considers its share capital, other shareholders’ equity, short-term loans, long-term loans and convertible debt to be its capital. As a part of its loan commitments, the Company is required to obtain authorization from the lender prior to obtaining further loans. The Company’s capital is currently not subject to any other external restrictions except those described in Credit facility (Note 9 of the financial statements).

The Company sets the amount of capital in proportion to risk. The Company manages the capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue new shares, sell assets, reduce debt or increase its debt. Certain of the Company’s cash amounts have been restricted for the purposes outlined in Note 4 of the financial statements.

Commitments

Refer to note disclosure in the financial statements (Note 21).

Off-Balance Sheet Arrangements

The Corporation has not entered into any off balance sheet arrangements.

Transactions with Related Parties

Expenses incurred to key management are:

	Year ended	Year ended
	December 31, 2020	December 31, 2019
Salaries and Benefits	$1,273	$1,581
Non-executive directors’ fees	42	84
Rent (1)	215	74
Share based payments	728	416
	$2,258	$2,155

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1)	During the year ended December 31, 2020 the Company paid $213 in rent to a company owned by a director. $215 was recognized as depreciation and interest expense on the lease.

During the year ended December 31, 2019 the Company paid $71 in rent to a company owned by a director for a portion of the year. $74 was recognized as depreciation and interest expense on the lease.

Balances with key management and other related parties are:

As at December 31, 2020, included in accounts payable are balances owing to key management or companies controlled by officers of the Company in the amount of $4 (December 31, 2019 - $46).

All related party balances are non-interest bearing, unsecured and have no fixed terms of repayment and have been classified as current.

Critical Accounting Estimates and Judgements

The preparation of the consolidated financial statements in conformity with IFRS requires the use of judgments and/or estimates that affect the amounts reported and disclosed in the consolidated financial statements and related notes. These judgments and estimates are based on management’s best knowledge of the relevant facts and circumstances, having regard to previous experience, but actual results may differ materially from the amounts included in the consolidated financial statements.

Estimates that have a risk of resulting in material adjustment to the carrying amounts of assets and liabilities within the next year are summarized below:

i.	The determination of provision for warranty cost:

The Company offers warranties on the buses it sells. The Company estimates the provision for future warranty claims based on historical warranty claim information, as well as recent trends that might suggest the past results may differ from future warranty claims. The Company does not have a long history of estimating warranty provisions. In addition, the items covered by the Company’s warranty may be subject to interpretation because the warranty items are not specific in all cases, and the warranty demands made by different customers may also vary.

ii.	Contingent liability estimate:

In the normal course of business, the Company receives notice of potential legal proceedings or is named as defendant in legal proceedings, including those that may be related to product liability, wrongful dismissal or personal injury, many of which are covered by the Company’s insurance policies. Contingent liabilities are recognized when present obligations as a result of a past event will probably lead to an outflow of economic resources from the Company and amounts can be estimated reliably. The Company has accrued for claims where it is probable there will be an outflow of resources. The Company does not believe any of the current unaccrued claims are probable of resulting in an outflow of resources. However, the timing and amount of claims remain uncertain.

Recent Accounting Pronouncements

There were no recent accounting pronouncements adopted by the Company.

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Segment Information

Allocation of revenues to geographic areas is as follows:

	Year ended	Year ended
	December 31,	December 31,
	2020	2019
	$	$
Canada
Bus sales	16,631	16,345
Spare part sales	3,022	3,057
Operating lease revenue	1,144	755

United States
Bus sales	5,035	3,591
Spare part sales	237	900
Total	26,069	24,648

During the year ended December 31, 2020, the Company had sales of $15,702 and $2,839 to two end customers representing 60% and 11% of total sales, respectively. During the year ended December 31, 2019, the Company had sales of $8,445, $4,467, $3,591 and $3,175 to four customers representing 34%, 18%, 15% and 13% of total sales, respectively.

Subsequent Events

Subsequent to December 31, 2020, the Company repaid all current debt facilities (Note 12). 1,050,000 warrants were also exercised for proceeds of $399 (Note 12 and 14).

At a Special Annual General Meeting of the shareholders held on March 24, 2021, the Company approved a name change to Vicinity Motor Corp. and a 3 for 1 share consolidation of the Company’s issued equity instruments including common shares, warrants, options and DSUs. Any quantity relating to these instruments or any per unit price such as exercise prices disclosed throughout the consolidated financial statements have not been retrospectively adjusted for the share consolidation except for the weighted average number of shares outstanding used in the calculation of basic and diluted EPS which have been retrospectively adjusted to give effect to the share consolidation as required by IAS 33, Earnings per share and consequently the basic and diluted earnings per share for the periods presented, and the quantities provided in the table below. The effect of the share consolidation on the issued and outstanding number of common shares, stock options, warrants and DSUs outstanding at December 31, 2020 is as follows, subject to rounding for fractional shares:

	Pre-Consolidation	Post-Consolidation

Common shares	85,952,263	28,650,754
Warrants	5,802,439	1,934,146
Stock Options	3,520,000	1,173,333
DSUs	285,452	95,150

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Outstanding Share Data

At a Special Annual General Meeting of the shareholders held on March 24, 2021, a 3 for 1 share consolidation was approved, effective March 29, 2021. Issued and outstanding as of the date of this report, subject to any rounding for fractional shares is as follows:

29,307,435 common shares

1,413,323 stock options

95,141 deferred share units

1,512,415 warrants

The above outstanding share data does not take into consideration the recently approved 3:1 share consolidation.

Disclaimer

This document does not form part of any offer of securities or constitute a solicitation of any offer to purchase or subscribe for securities. The sole purpose of this presentation, in paper or electronic form, is strictly for information.

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